Exhibit 99.1

Innocoll AG Announces Third Quarter 2014 Financial and Operating Results

ATHLONE, IRELAND—Nov. 13, 2014—Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today announced financial and operating results for the three months and nine months ending September 30, 2014.

“This is our first quarterly report as a public company,” said Michael Myers, Ph.D., Chairperson of the Management Board and Chief Executive Officer of Innocoll. “The successful completion of our IPO in July has provided us with funds that have enabled us to advance our clinical development programs for our key pipeline products, XaraColl® for the treatment of post-operative pain, Cogenzia® for the adjuvant treatment of diabetic foot infections, and CollaGUARD®, our collagen membrane barrier for the prevention of post-surgical adhesions. We have significant momentum now and look forward to keeping you updated on the progress of our clinical development programs over the coming quarters.”

Summary of Year-to-Date 2014 Highlights

Financial Highlights

•	Innocoll received net proceeds of approximately $52.7 million, net of underwriting discounts and commissions and offering expenses, from the issuance and sale of approximately 6.7 million American Depository Shares (ADSs) in its initial public offering, including shares issued upon the partial exercise of the underwriters' over-allotment option.

•	On July 25, 2014, Innocoll’s ADSs began trading on the NASDAQ Global Market under the symbol "INNL".

•	Year to date product sales revenue of €3.7 million was up by 38% compared to the corresponding period last year.

•	As of September 30, 2014 cash and cash equivalents were €47.3 million ($60.0 million).

Clinical Highlights

•	In July, we initiated a pivotal study comparing the pharmacokinetics and safety of XaraColl our implantable bioresorbable collagen sponge at doses of 200mg and 300mg to a standard bupivacaine solution. Once the data from this study becomes available, which is currently anticipated to be in the first quarter of 2015, we plan to initiate our Phase 3 efficacy program in post-operative pain in the United States.

•	On October 27th, we submitted a document to the FDA for Cogenzia for our planned clinical trials in patients with moderate to severe diabetic foot ulcer infections requesting approval for certain improvements to the Phase 3 clinical protocols and for reconfirmation of all of the key understandings that were agreed upon with the FDA in the Special Protocol Assessment (SPA). The agency has informed Innocoll that written feedback to this document will be sent within 30 days of its submission, following which the Phase 3 program for Cogenzia is expected to be initiated.

•	We developed a clinical protocol and obtained approval to run a CollaGUARD pilot study in patients undergoing intrauterine adhesiolysis via operative hysteroscopy. This study, which will be conducted in the Netherlands and will commence recruiting patients this month, is being run to generate data that will be used to finalize our pivotal clinical protocol to obtain PMA approval in the U.S. The data will also be used to support commercialization of CollaGUARD in countries where the product is already approved. Innocoll will plan on holding a Pre-IDE meeting with FDA once the pilot study results are available.

Regulatory and Commercial Highlights

•	During the quarter, Cogenzia received marketing approval in Canada, Russia, Argentina and Mexico. Cogenzia is now approved in six countries and has also been filed for approval in India and Australia.

•	CollaGUARD was approved in Argentina bringing the total number of country approvals to 46 countries in Europe, Asia and emerging markets. The first shipment of product was made to our partner Takeda in preparation for their planned launch of CollaGUARD in Russia. Takeda also filed for approval for CollaGUARD in Ukraine, Belarus, and Kazakhstan this year.

•	The RegenePro dental product line was launched in the U.S. by Biomet 3i LLC during the quarter.

Organizational Highlights

•	Earlier this year, Innocoll strengthened its supervisory board with the appointment of Jonathan Symonds CBE as Chairman, former CFO of Novartis and AstraZeneca, David Brennan, former CEO of AstraZeneca, Shumeet Banerji, former senior executive at Booz Allen Hamilton and member of the board of directors of Hewlett-Packard, and the pending appointment, subject to shareholder approval, of Joseph Wiley, of Sofinnova Ventures.

Three Month 2014 Financial Results

Net Profit/(Loss) Available to Ordinary Shareholders: Innocoll reported a net profit attributable to ordinary shareholders of €2.0 million, or €1.57 per share ($0.15 per ADS), for the three months ended September 30, 2014, compared to a profit of €13.0 million, or €336.13 per share, for the three months ended September 30, 2013.

Non-GAAP diluted profit excluding stock-based compensation and certain non-cash finance or other income was €0.3 million or €0.20 per share ($0.02 per ADS), for the three months ended September 30, 2014, compared to a loss of €0.8 million, or €1.04 per share, for the three months ended September 30, 2013.

Weighted average shares outstanding increased from 0.04 million during the three months ended September 30, 2013 to 1.25 million during the three months ended September 30, 2014, respectively, primarily as a result of the conversion of preference shares into ordinary shares and pre-IPO and IPO equity issuances in 2014.

Revenues: Revenues were €1.1 million for the three months ended September 30, 2014 as compared to €0.6 million for the three months ended September 30, 2013 an increase of 82%. This increase was primarily due to an increase in sales by Jazz Pharmaceuticals of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection, the first shipment of our adhesion barrier CollaGUARD to our partner Takeda in connection with the product’s launch in Russia, and Biomet 3i’s launch of RegenePro, our product to treat dental wounds in the US.

General and Administrative (G&A) Expenses: G&A expenses were €2.6 million for the three months ended September 30, 2014 as compared to €1.0 million for the three months ended September 30, 2013. G&A expenses in the three months ended September 30, 2014 included €1.2 million in non-cash charges for stock-based compensation compared to €0.0 of such charges in the three months ended September 30, 2013.

Excluding such charges for stock-based compensation, G&A expenses for the three months ended September 30, 2014 were €1.4 million as compared to €1.0 million for the three months ended September 30, 2013. We expect increases in G&A going forward as we build out our infrastructure to support our clinical programs and commercialization.

Research and Development (R&D) Expenses: R&D expenses were €0.9 million for the three months ended September 30, 2014 as compared to €0.2 million for the three months ended September 30, 2013. The increase was primarily due to the commencement of our pharmacokinetics and safety study of XaraColl. Going forward, we expect R&D expenses to increase significantly as we advance our clinical trial programs.

Operating Losses: Operating losses in the three months ended September 30, 2014 and 2013 were €3.6 million and €1.5 million, respectively. Excluding stock-based compensation, adjusted operating losses in the three months ended September 30, 2014 were €2.4 million. The difference between the €2.4 million adjusted operating losses and the €0.3 million non-GAAP diluted profit set out above was primarily due to foreign exchange gains of €2.7 million during the three months ended September 30, 2014.

Finance and Other Income: Finance and other income was €5.6 million for the three months ended September 30, 2014 as compared to €14.5 million for the three months ended September 30, 2013. Finance and other income or expense items were non-cash items arising out of the re-domicile of our parent company to Germany during the third quarter of 2013, and changes in the value of liabilities associated with options issued to pre-IPO investors outstanding during the third quarter of 2014, as well as foreign exchange gains in each quarter.

Although Innocoll options issued to investors are settled in stock and are included in our authorized capital, under IFRS accounting rules, they will continue to be valued on a quarterly basis, which is likely to result in significant non-cash finance expense or income going forward.

Proceeds from Investment, Cash Position: In the second and third quarters of 2014 the company received total net proceeds from the issuance of shares of €52.1 million ($69.9 million), consisting of €12.4 million ($17.2 million) net proceeds of pre-IPO equity issuance and €39.7 million ($52.7 million) net proceeds from the IPO.

As of September 30, 2014, cash, cash equivalents, and short-term investments totalled €47.3 million ($60.0 million), which is expected to be sufficient to fund our clinical programs and operational expenses through the first half of 2016.

Nine Month 2014 Financial Results

Net Profit/(Loss) Available to Ordinary Shareholders: For the nine months ended September 30, 2014 net loss attributable to ordinary shareholders was €16.4 million or €33.36 per share ($3.19 per ADS), compared to a profit of €6.7 million, or €142.70 per share, for the nine months ended September 30, 2013.

Non-GAAP diluted loss excluding stock-based compensation and certain non-cash finance and other income was €7.2 million or €14.70 per share ($1.41 per ADS), for the nine months ended September 30, 2014, compared to a loss of €4.4 million, or €6.00 per share, for the nine months ended September 30, 2013.

Weighted average shares outstanding increased from 0.05 million during the nine months ended September 30, 2013, to 0.49 million during the nine months ended September 30, 2014, primarily as a result of the conversion of preference shares into ordinary shares and pre-IPO and IPO equity issuance in 2014.

Revenues: Revenues for the nine months ended September 30, 2014 were 38% higher at €3.7 million, compared to €2.7 million for nine months ended September 30, 2013. This increase was primarily due to an increase in sales of CollatampG, CollaGUARD and RegenePro as described above.

General and Administrative (G&A) Expenses: G&A expenses were €7.4 million for the nine months ended September 30, 2014 as compared to €2.9 million for the nine months ended September 30, 2013. G&A expenses in the nine months ended September 30, 2014 included €2.8 million in non-cash charges for stock-based compensation, compared to €0.0 of such charges in the corresponding period in 2013.

Excluding such charges for stock-based compensation, G&A expenses were €4.6 million for the nine months ended September 30, 2014 as compared to €2.9 million for the nine months ended September 30, 2013. The increase in G&A was primarily due to accounting, legal and consulting professional fees, insurance costs and investor relations costs related to becoming a public company.

Research and Development (R&D) Expenses: R&D expenses were €2.0 million for the nine months ended September 2014 as compared to €1.2 million for the nine months ended September 30, 2013. The increase was primarily due to the commencement of our pharmacokinetics and safety study of XaraColl.

Operating Losses: Operating losses in the nine months ended September 30, 2014 and 2013 were €9.7 million and €4.4 million respectively. Excluding stock-based compensation, operating losses in the nine months ended September 30, 2014 were €6.9 million.

Finance and Other Income/(Expense): Finance and other income was an expense of €6.6 million for the nine months ended September 30, 2014 as compared to income of €11.2 million for the nine months ended September 30, 2013. Finance and other income or expense items in each period were non-cash items arising out of the re-domicile of our parent company to Germany during the third quarter of 2013, and changes in the value of liabilities associated with options issued to pre-IPO investors outstanding during the second and third quarter of 2014, as well as foreign exchange gains in each period.

For further financial information for the period ending September 30, 2014, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, exchanged at a rate of €1.2687 per euro, the exchange rate as of September 30, 2014.

Conference Call

Innocoll management will host a conference call today at 10 a.m. EST to discuss third quarter 2014 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the “Innocoll third quarter financial results conference call.” A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocollinc.com

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13594801. The telephone replay will be available until midnight EST on November 16.

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. The Company develops and manufactures a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. The Company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® in Phase 3 development for the treatment of post-operative pain; Cogenzia® in Phase 3 for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. The Company's approved products include: CollaGUARD (Ex-US), Collatamp® G, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and Jazz Pharmaceuticals. All of the Company's products are made using Type 1 collagen and are manufactured in-house at its facility in Saal, Germany.

For more information, please visit www.innocollinc.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, Septocoll®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the Company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

Forward-looking Statements

“Any statements in this press release about future expectations, plans and prospects for the Company, including statements about the development of the Company’s product candidates, such as the timing and conduct of the Company’s Phase 3 clinical trials of Xaracoll for the treatment of post operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, pre-commercial activities, the advancement of the company's earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend",

"goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause Innocoll’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, the Company’s scientific approach and general development progress, the composition of the company’s supervisory board, the availability or commercial potential of the Company’s product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the “Risk Factors” section of the final prospectus for the Company’s IPO, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date of this release. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.”

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE PROFIT/(LOSS) (UNAUDITED)

Thousands of Euros (except where indicated in US$, and	Three months ended 09/30/2014		Three months ended 09/30/2013	Nine months ended 09/30/2014		Nine months ended 09/30/2013
share and share data)	($’000)	(€’000)	(€’000)	($’000)	(€’000)	(€’000)
Revenue	$1,447	€1,141	€627	$4,747	€3,742	€2,712
Cost of sales	(1,545)	(1,218)	(879)	(5,279)	(4,161)	(3,038)
Gross loss	(98)	(77)	(252)	(532)	(419)	(326)
Research and development expenses	(1,152)	(908)	(247)	(2,480)	(1,955)	(1,194)
General and administrative expenses	(3,254)	(2,565)	(981)	(9,333)	(7,356)	(2,862)
Other operating expense – net	(53)	(42)	-	-	-	(26)
Loss from operating activities – continuing operations	(4,557)	(3,592)	(1,480)	(12,345)	(9,730)	(4,408)
Finance income/(expense)	7,083	5,583	(578)	(8,458)	(6,667)	(4,752)
Other income	-	-	15,100	95	75	15,903
Profit/(loss) before income tax	2,526	1,991	13,042	(20,708)	(16,322)	6,743
Income tax	(27)	(21)	(17)	(136)	(107)	(53)
Profit/(loss) for the period – all attributable to equity holders of the Company	2,499	1,970	13,025	(20,844)	(16,429)	6,690
Other comprehensive income:
Currency translation adjustment	(472)	(372)	(341)	(526)	(415)	71
Total comprehensive profit/(loss) for the period	$2,027	€1,598	€12,684	$(21,370)	€(16,844)	€6,761
Basic profit/(loss) per share	$2.00	€1.57	€336.13	$(42.33)	€(33.36)	€142.70
Diluted profit/(loss) per share	$1.77	€1.40	€(1.04)	$(42.33)	€(33.36)	€(6.00)
Basic profit/(loss) per ADS	$0.15	€0.12	€25.37	$(3.19)	€(2.52)	€10.77
Diluted profit/(loss) per ADS	$0.13	€0.11	€(0.08)	$(3.19)	€(2.52)	€(0.45)

INNOCOLL AG

NON-GAAP NET EARNINGS

	Three months ended 09/30/2014	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Numerator for non-GAAP (loss)/earnings per share – Thousands of Euros (except where indicated in US$, and share and share data):
Net earnings/(loss) – basic	$2,499	€1,970	€13,025	$(20,844)	€(16,429)	€6,690
Share based payments	1,571	1,238	-	3,603	2,840	-
Fair value (gain)/expense on warrants	(3,707)	(2,922)	-	8,059	6,352	-
Non-GAAP net earnings/(loss) - basic	363	286	13,025	(9,182)	(7,237)	6,690
Adjustment to net earnings for interest on convertible preferred shares	-	-	1,134	-	-	4,768
Adjustment for gain on settlement of promissory notes and preferred stock	-	-	(14,930)	-	-	(15,903)
Non-GAAP net earnings/(loss) – diluted	363	286	(771)	(9,182)	(7,237)	(4,445)
Denominator – number of shares:
Weighted-average shares outstanding – basic	1,250,858	1,250,858	38,750	492,460	492,460	46,881
Dilutive common stock issuable upon conversion of restricted shares	157,785	157,785	-	-	-	-
Dilutive common stock issuable upon conversion of preferred shares	-	-	699,873	-	-	480,126
Dilutive common stock issuable upon conversion of promissory notes	-	-	-	-	-	213,661
Weighted-average shares outstanding – diluted	1,408,643	1,408,643	738,623	492,460	492,460	740,668
Earnings/(loss) per share:
Basic	$0.29	€0.23	€336.13	$(18.64)	€(14.70)	€142.70
Diluted	$0.26	€0.20	€(1.04)	$(18.64)	€(14.70)	€(6.00)

Earnings/(loss) per ADS:
Basic	$0.02	€0.02	€25.37	$(1.41)	€(1.11)	€10.77
Diluted	$0.02	€0.02	€(0.08)	$(1.41)	€(1.11)	€(0.45)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at September 30, 2014 (unaudited) and December 31, 2013

Thousands of Euros (except where indicated in US$)	09/30/2014	09/30/2014	12/31/2013
	(unaudited)	(unaudited)	(€’000)
	($’000)	(€’000)
Assets
Property, plant and equipment	$1,314	€1,036	€732
Total non-current assets	1,314	1,036	732
Inventories	1,475	1,163	1,723
Trade and other receivables	1,297	1,022	409
Cash and cash equivalents	59,955	47,257	2,692
Total current assets	62,727	49,442	4,824
Total assets	64,041	50,478	5,556
Equity
Share capital	1,807	1,424	39
Share premium	154,888	122,084	7,074
Capital contribution	917	723	723
Other reserves	15,751	12,415	10,642
Currency translation reserve	(525)	(414)	1
Accumulated share compensation reserve	3,711	2,925	-
Accumulated deficit	(130,018)	(102,481)	(86,052)
Total equity attributable to equity holders of the company	46,531	36,676	(67,573)
Liabilities
Interest bearing loans and borrowings	-	-	63,026
Warrant liability	9,294	7,326	974
Defined pension liability	103	81	81
Total non-current liabilities	9,397	7,407	64,081
Trade and other payables	5,851	4,612	6,389
Deferred income	2,194	1,729	2,607
Deferred taxation	62	49	49
Current taxes payable	6	5	3
Total current liabilities	8,113	6,395	9,048
Total liabilities	17,510	13,802	73,129
Total equity and liabilities	$64,041	€50,478	€5,556

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the nine months ended September 30, 2014 and 2013

Thousands of Euros (except where indicated in US$)	Nine months ended 09/30/2014	Nine months ended 09/30/2014	Nine months ended 09/30/2013
	($’000)	(€’000)	(€’000)
Operating activities (loss)/profit for the period	$(20,844)	€(16,429)	€6,690
Adjustments for:
Finance expense	11,927	9,401	4,922
Depreciation/impairment of property, plant & equipment	373	294	55
Income tax expense	136	107	53
Profit on the sale of fixed assets	(95)	(75)	-
Share based payment	3,603	2,840	-
Gains on financial instruments	-	-	(16,073)
Foreign exchange (gains)/losses	(507)	(400)	96
Operating cash outflows before movements in working capital	(5,407)	(4,262)	(4,257)
Decrease in inventory	710	560	(68)
(Increase)/decrease in trade and other receivables	(778)	(613)	104
Increase in trade and other payables	(2,254)	(1,777)	963
(Decrease)/increase in deferred income and defined benefit pension liability	(1,114)	(878)	1,538
Income taxes paid	(136)	(108)	(76)
Net cash used in operating activities	(8,979)	(7,078)	(1,796)
Cash flows from investing activities:
Purchases of property, plant and equipment	(759)	(598)	(222)
Interest received	3	2	-
Proceeds on sale of fixed assets	95	75	-
Net cash used in investing activities	(661)	(521)	(222)
Cash inflows from financing activities:
Proceeds from issue of convertible promissory notes	-	-	2,817
Proceeds from issue of shares	66,180	52,164	-
Net cash inflows from financing activities	66,180	52,164	2,817
Net (decrease)/increase in cash and cash equivalents	56,540	44,565	799
Cash and cash equivalents at the beginning of the period	3,415	2,692	(148)
Cash and cash equivalents at the end of the period	$59,955	€47,257	€651

Contacts

Denise Carter

Executive Vice President Business Development and Corporate Affairs

T: (215) 765-0149

E: dcarter@innocollinc.com

Robert Flamm, Ph.D.

Russo Partners, LLC

T: (212) 845-4226

E: robert.flamm@russopartnersllc.com